UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☐
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☒
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Powerflute Oyj

(Name of Subject Company)

Not applicable

(Translation of Subject Company’s Name into English (if applicable)

Finland

(Jurisdiction of Subject Company’s Incorporation or Organization)

Nordic Packaging and Container (Finland) Holdings Oy

(Name of Person(s) Furnishing Form)

Ordinary Shares, no nominal value

Options to purchase Ordinary Shares, no nominal value

(Title of Class of Subject Securities)

Not applicable

(CUSIP Number of Class of Securities (if applicable))

Mikko Heinonen

Company Secretary

Powerflute Oyj, PO Box 57

FI-70101 Kuopio, Finland +358 10 6606 999

Copy to:

Nordic Packaging and Container (Finland) Holdings Oy

c/o Borenius Attorneys Ltd

Eteläesplanadi 2

FI-00130 Helsinki, Finland +358 20 713 33

(Name, Address (including zip code) and Telephone Number (including area code)

of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

September 26, 2016

(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1.	Home Jurisdiction Documents

(a)

Exhibit	Description

99.1	Tender Offer Document, dated September 26, 2016

(b) Not applicable.

Item 2.	Informational Legends

Not applicable.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)

Exhibit	Description

99.2	Announcement of Tender Offer, dated September 15, 2016

(2)

Exhibit	Description

99.3	Excerpt from Powerflute’s annual report and accounts for the year ended 31 December 2014

99.4	Excerpt from Powerflute’s annual report and accounts for the year ended 31 December 2015

99.5	Excerpt from Powerflute’s unaudited interim condensed consolidated financial statements for the six months ended 30 June 2016

(3) Not applicable.

PART III – CONSENT TO SERVICE OF PROCESS

Nordic Packaging and Container (Finland) Holdings Oy is furnishing, concurrently with the furnishing of this Form CB, an irrevocable consent and power of attorney on Form F-X in connection with the furnishing of this Form CB.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Nordic Packaging and Container (Finland) Holdings Oy

By:	/s/ Thomas S. Souleles
Name:	Thomas S. Souleles
Title:	Chairman of the Board

Date: September 27, 2016